UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 5, 2026

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Trading in Novo Nordisk shares by board members, executives and associated persons

Bagsværd, Denmark, 5 February 2026 — This company announcement discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse. The company’s board members, executives and their associated persons have reported the transactions to Novo Nordisk.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Liselotte Sofie Hyveled
2	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	1,085

d)	Aggregated information • Aggregated volume • Price	1,085 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	President and CEO
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	28,049

d)	Aggregated information • Aggregated volume • Price	28,049 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	David Moore
2	Reason for the notification
a)	Position/status	Executive Vice President, US Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	23,895

d)	Aggregated information • Aggregated volume • Price	23,895 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	David Moore
2	Reason for the notification
a)	Position/status	Executive Vice President, US Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares (to cover tax on shares transferred in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 304.72	6,845

d)	Aggregated information • Aggregated volume • Price	6,845 shares DKK 2,085,839.07
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Emil Kongshøj Larsen
2	Reason for the notification
a)	Position/status	Executive Vice President, International Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	7,289

d)	Aggregated information • Aggregated volume • Price	7,289 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Emil Kongshøj Larsen
2	Reason for the notification
a)	Position/status	Executive Vice President, International Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Sale of shares (to cover taxes transferred in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 304.72	3,645

d)	Aggregated information • Aggregated volume • Price	3,645 shares DKK 1,110,720.73
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Tania Sabroe
2	Reason for the notification
a)	Position/status	Executive Vice President, People, Organisation & Corporate Affairs
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	11,562

d)	Aggregated information • Aggregated volume • Price	11,562 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Martin Holst Lange
2	Reason for the notification
a)	Position/status	Executive Vice President, R&D and Chief Scientific Officer (CSO)
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	23,092

d)	Aggregated information • Aggregated volume • Price	23,092 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Thilde Hummel Bøgebjerg
2	Reason for the notification
a)	Position/status	Executive Vice President, Enterprise IT & Quality
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	5,009

d)	Aggregated information • Aggregated volume • Price	5,009 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Karsten Munk Knudsen
2	Reason for the notification
a)	Position/status	Executive Vice President, Chief Financial Officer (CFO)
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	26,557

d)	Aggregated information • Aggregated volume • Price	26,557 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Kasper Bødker Mejlvang
2	Reason for the notification
a)	Position/status	Executive Vice President, CMC & Product Supply
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	6,706

d)	Aggregated information • Aggregated volume • Price	6,706 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Ludovic Helfgott
2	Reason for the notification
a)	Position/status	Executive Vice President, Product & Portfolio Strategy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0062498333
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with Long Term Incentive programme)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	21,075

d)	Aggregated information • Aggregated volume • Price	21,075 shares DKK 0.00
e)	Date of the transaction	2026-02-04
f)	Place of the transaction	Outside a trading venue

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
abmo@novonordisk.com	lzsk@novonordisk.com

Investors:
Michael Novod	Jacob Martin Wiborg Rode
+45 3075 6050	+45 3075 5956
nvno@novonordisk.com	jrde@novonordisk.com

Max Ung	Sina Meyer
+45 3077 6414	+45 3079 6656
mxun@novonordisk.com	azey@novonordisk.com

Alex Bruce	Christoffer Sho Togo Tullin
+45 34 44 26 13	+45 3079 1471
axeu@novonordisk.com	cftu@novonordisk.com

Frederik Taylor Pitter
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 07 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 5, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer